UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41524
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Rentokil Initial plc
(Registrant’s name)
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Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Final Dividend – Pence Sterling Amount Payable dated 23 April 2026

23 April 2026

Rentokil Initial plc

Final Dividend - Pence Sterling Amount Payable

Rentokil Initial plc (the "Company") announced a final dividend for the financial year ending 31 December 2025 of 8.24 cents per ordinary share on 5 March 2026.

The pence sterling amount payable in respect of the final dividend has been determined with reference to the average of the market exchange rates on the three working days commencing 20 April 2026, using the closing spot rate, resulting in an applicable exchange rate of GBP1:USD1.3513. Accordingly, the pence sterling amount payable to shareholders in relation to the final dividend will be 6.10 pence sterling per ordinary share.

Subject to shareholder approval at the Annual General Meeting ("AGM") on 7 May 2026, the final dividend will be paid on 18 May 2026 to shareholders on the register at the close of business on 10 April 2026.

For further information, please contact:

Investors / Analysts: Heather Wood, Rentokil Initial plc, +44 7808 098793

Media: Malcolm Padley, Rentokil Initial plc, +44 7788 978199

About Rentokil Initial plc:

Rentokil Initial plc is a global leader in Pest Control and Hygiene & Wellbeing services. It employs c.63,400 people in 90 countries.

www.rentokil-initial.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 April 2026	RENTOKIL INITIAL PLC
/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary